SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                             :
            In the Matter of                 :
                                             :
CENTRAL AND SOUTH WEST CORPORATION, ET AL    :  CERTIFICATE
                                             :
             File No. 70-8557                :       OF
                                             :
(Public Utility Holding Company Act of 1935) :  NOTIFICATION
                                             :
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      Central and South West Corporation ("CSW") hereby certifies on behalf of itself and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), that during the period from July 1, 1997 through Sept. 30, 1997 (the "Reporting Period"):
      1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

    CSW
  System              Money Pool      Short-Term         Total          SEC
 COMPANIES   DATE     BORROWINGS     BORROWINGS (1)    BORROWINGS      LIMIT

  CPL         (A)         (A)              -               (A)     $300,000,000
  PSO         (A)         (A)              -               (A)      125,000,000
  SWEPCO    07/02/97  $ 1,741,825          -          $ 1,741,825   150,000,000
  WTU       07/03/97   27,448,145          -           27,448,145    65,000,000
  CSWS      07/10/97   45,926,803          -           45,926,803   110,000,000
-----------------------

(1) Pursuant to the External Program authorized in this file.
(A) Indicates that the companies are in an investment position.

      2. The weighted average interest rate for borrowings during the Reporting Period through the Money Pool was 5.79%.
      3. The maximum amount of CSW's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:


          Total         CSW            CSW          Total CSW
        Subsidiary    Loans to      Corporation     Short-Term        SEC
DATE    BORROWINGS   MONEY POOL     BORROWINGS      BORROWINGS       LIMIT
9/19/97    (B)          (B)        $512,267,000    $512,267,000  $1,200,000,000

(B) Indicates that the total position for each day in the 3rd quarter was an investment position.

      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the Commission's order dated March 21, 1995, permitting said Application-Declaration to become effective.



      DATED:   October 30, 1997



                         CENTRAL AND SOUTH WEST CORPORATION CENTRAL POWER AND LIGHT COMPANY PUBLIC SERVICE COMPANY OF OKLAHOMA SOUTHWESTERN ELECTRIC POWER COMPANY WEST TEXAS UTILITIES COMPANY CENTRAL AND SOUTH WEST SERVICES, INC.

                         BY: CENTRAL AND SOUTH WEST CORPORATION



                         BY: /S/ LAWRENCE B. CONNORS
                                 Lawrence B. Connors
                                 Controller